Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

Steelcase Customer Letter

Subject: An Exciting Update on the Future of Steelcase

Dear [****]

On August 4, we announced that Steelcase has signed an agreement to be acquired by HNI Corporation, bringing together the industry’s best brands to more customers.

As you know, over the past several years we have reshaped our business to meet the realities of the changing workplace and business environment. Today, Steelcase stands poised to accelerate the development and delivery of innovative furnishings and solutions to help people do their best work wherever work happens. By combining with HNI, we will be positioned to redefine what’s possible in the world of work, workers, and workplaces.

Bringing Together the Industry’s Best Brands to More Customers

HNI and Steelcase are two companies with a shared commitment to human-centered solutions that together will create a more resilient organization, better able to meet your evolving needs. Like us, they are an organization built on honesty and integrity, with a culture centered around treating their stakeholders with dignity and respect, protecting the planet and honoring their commitments.

Steelcase is grounded in our purpose to help the world work better, and that’s exactly what this combination will allow us to do. Here are just a few of the benefits we expect to deliver for our customers:

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Offering more choice at more price points: The Steelcase and HNI businesses and portfolios are highly complementary. Together, we will offer a broad set of the most respected and well-recognized brands across a wider range of price points.

•

Accelerating innovation and speed to market: Our combined innovation and execution engine, brand strategy and financial strength will enable us to invest in innovation, accelerating the development and launch of new products that will continue to define the future of the workplace.

•	Transforming the customer experience: Together with HNI, we will be positioned to accelerate and increase investments in digital transformation and customer-centric buying experiences.

What You Can Expect Moving Forward

While we are excited about coming together, today is just the first step. The transaction is expected to be completed by the end of 2025, subject to certain customary closing conditions. Until then, we remain independent companies, and we will continue to operate just as we do today. This means that there will be no changes to existing contracts and all Steelcase business will continue to operate in the normal course. Your sales contacts also will remain the same, and you can expect the high-quality solutions and services that are synonymous with the Steelcase name.

Even after the transaction closes, you should not expect many changes to the way we work together. We will continue to operate as Steelcase, with our winning brand and business strategy. We will continue to be headquartered in Grand Rapids, Michigan. And as we move toward completion of the transaction, we will be focused on ensuring a seamless transition for you. Together, we will build on our shared and unwavering dedication to customer satisfaction.

On behalf of everyone at Steelcase, I want to thank you for the trust you place in us. We look forward to the exciting ways in which our partnership – and this transformative combination – will allow us to continue to shape the industry together, for years to come.

Sincerely,

Sara Armbruster

President and CEO | Steelcase Inc.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”